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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

05036670

RECEIVED FEB 18 2005

SEC FILE NUMBER
8- 43725

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2004__ AND ENDING __DECEMBER 31, 2004__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITY DEALERS GUILD, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 SOUTH BROADWAY

(No. and Street)

TARRYTOWN   NEW YORK   10591

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS S. AMBROSIO   (914) 332-0800

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN

(Name – if individual, state last, first, middle name)

295 MADISON AVENUE   NEW YORK   N.Y.   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___THOMAS S. AMBROSIO___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___SECURITY DEALERS GUILD, INC.___ , as of ___DECEMBER 31___ , 20 __04__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____

Signature

County of Westchester

01GA6063076

8-27-05

Notary Public

PRESIDENT - CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY DEALERS GUILD, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Security Dealers Guild, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly in all material respects the financial position of Security Dealers Guild, Inc. (an S Corporation) as of December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

New York, N.Y.

February 3, 2005

SECURITY DEALERS GUILD, INC.

BALANCE SHEET

DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 20,069	
Securities owned, at fair market value (Note 1b)	126,444	
Receivable from clearing agent (Note 2)	9,392	
Accrued interest receivable	1,928	
Funiture and equipment, net of accumulated depreciation $5,639 (Note 1C)	4,385	
Security deposits and other	8,594	
TOTAL ASSETS		$ 170,812

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued expenses		$ 5,547
Payable to officer - stockholder		15,000
TOTAL LIABILITIES		$ 20,547

Commitments (Note 5)

STOCKHOLDER'S EQUITY:

Common stock, par value $.01; authorized 20,000 shares, issued and outstanding 300 shares	$ 3	
Additional paid-in capital	251,588	
Deficit (Note 3)	(101,326)	
TOTAL STOCKHOLDER'S EQUITY		150,265
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 170,812

See Notes To Financial Statements

2.

SECURITY DEALERS GUILD, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

---

1. SIGNIFICANT ACCOUNTING POLICIES

   a. Securities transactions are recorded on a settlement date basis which
      is generally three business days after trade date. Commission income
      is generally recognized when received.

   b. Securities owned are valued at market value and unrealized gains and
      losses are included in income currently.

   c. Depreciation of equipment and furniture is computed on an accelerated
      basis using estimated useful lives of five to seven years.

2. FINANCIAL ACCOMMODATIONS - CLEARING AGENT

   Under its fully disclosed clearing agreement, the Company has agreed to
   maintain a "Deposit Account" that shall at all times contain cash of
   appropriate collateral in the amount of $100,000.

3. RETAINED EARNINGS (DEFICIT)

   Retained earnings (deficit) are made up as follows:

Balance - January 1, 2004	$(92,144)
Taxable income	37,719
Tax exempt income	5,481
Non-deductible expenses	(2,266)
Distributions	(50,116)
Balance - December 31, 2004	$(101,326)

4. INCOME TAX STATUS

   The Company, with the consent of its stockholder, has filed an election
   under Internal Revenue Service and New York State income tax returns as
   an "S" corporation. In this status, it is not a taxable entity for
   Federal and New York State purposes. Elements of income and expense
   will flow through and be taxed to its stockholder.

5.   COMMITMENTS

The Company leases office space under an agreement extending through January 31, 2007 and providing for a minimum annual rental of approximately $30,000.   In addition, the agreement provides for escalations resulting from possible increases in operating expenses and taxes. The Company subleases office space to an affiliated Company on a month to month basis. Total rental income for the year was $18,000.

6.   NET CAPITAL

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004 the Company's net capital and aggregate indebtedness as defined, were $127,411 and $20,547 respectively. The net capital ratio was .1612 to 1 or 16.12%. Net capital exceeded requirements by $ 27,411.

7.   ANNUAL REPORT

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, the statement of financial condition is available for examination at the Company's principal place of business, 303 South Broadway, Tarrytown, NY 10591 and at the northeast regional office of the Commission located at 233 Broadway, New York, NY 10279.

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder
    Security Dealers Guild, Inc.

We have examined the financial statements of Security Dealers Guild, Inc. (an Corporation) for the year ended December 31, 2004, and have issued our report thereon dated February 3, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Security Dealers Guild, Inc. that we considered relevant to the objectives stated in rule 17a-5(g),(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provision of rule 15c3-3; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

To The Stockholder
    Security Dealers Guild, Inc.

    Because of inherent limitations in any internal accounting control procedures
or the practices and procedures referred to above, errors or irregularities may
nevertheless occur and not be detected. Also, projection of any evaluation of
them to future periods is subject to the risk that they may become inadequate
because of changes in conditions or that the degree of compliance with them may
deteriorate.

    Our study and evaluation made for the limited purpose described in the first
paragraph would not necessarily disclose all material weaknesses in the system.
Accordingly, we do not express an opinion on the system of internal accounting
control of Security Dealers Guild, Inc. taken as a whole. However, our study and
evaluation disclosed no condition that we believed to be a material weakness.

    We understand that practices and procedures that accomplish the objectives
referred to in the second paragraph of this report are considered by the
Commission to be adequate for its purposes in accordance with the Securities
Exchange Act of 1934 and related regulations, and that practices and procedures
that do not accomplish such objectives in all material respects indicate a
material inadequacy for such purposes. Based on this understanding and on our
study, we believe that the Company's practices and procedures were adequate at
December 31, 2004, to meet the Commission's objectives.

    This report is intended solely for the use of management, the Securities and
Exchange Commission and the National Association of Securities Dealers and should
not be used for any other purpose.

FOX & JURAN

New York, N.Y.

February 3, 2005